

MAIL STOP 3561

July 25, 2006

Mr. Steven Berrand
Services Acquisition Corp. International
401 East Olas Boulevard, Suite 1140
Fort Lauderdale, Florida 33301

> **Re:** **Services Acquisition Corp. International ("SACI")**
> **Amendment No. 2 to Proxy Statement on Schedule 14A**
> **Filed June 27, 2006**
> **File No. 000-32552**

Dear Mr. Berrand,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1. We note your response to prior comment one of our letter dated June 16, 2006 and reissue the comment. We continue to believe that "a detailed analysis as to the valuation determined by the [board]," including how the board determined the 80% test was met, and how the board determined the merger proposal was fair when entered into, is appropriate. Furthermore, please make it clear throughout

the proxy statement that even though a fairness opinion was obtained, since it was not obtained until after the merger agreement was entered into, the board is unable to utilize or rely upon the fairness opinion as additional evidence of its informed business judgment at the time the merger agreement was entered into.

2.   Please ensure that the text on pages 30 and 106, added in response to our prior comment 4 from our June 16, 2006 letter, are updated and tailored to your Schedule 14A. For example, we note references to "this offering" on page 30, and "existing stockholders" on page 107 which may not be appropriate.

3.   Please update the information throughout the prospectus as of the most recent practicable date. For example, update the pro rata portion of the trust in the event of conversion. The information is currently as of March 31, 2006.

Financing Proposal, page 7

4.   Supplementally provide us with the names of the investors in the private placement, the amount to be purchased by each investor and the name(s) of the control person(s) for each entity.

5.   Disclose the control person(s) for Creative Juices Inc.

6.   Explain the reference, to "SACI's knowledge continue to be" shareholders of SACI. Does this mean that you have excluded prior shareholders of SACI that have since sold their shares?

7.   We reissue prior comment 11 of our letter dated June 16, 2006. We continue to note the statement that the private placement financing was fair because at the time of the initial sale, the price of the private placement was above the market price. The market price did not reflect the target business – Jamba Juice – while it appears that the private placement investors were aware of the target business. Please discuss and explain the basis for this statement.

Interests of SACI Directors and Officers in the Merger, page 10

8.   Explain, in light of the purchase price set forth in footnote (a) as $.0078 per share, how Mr. Berrard paid $950,426 for 937,535 shares and how Mr. Branden paid $142,558 for 140,624 shares.

Risk Factors, page 19

9.   Your risk factor 29 on page 27 concerning JJC's credit facility indicates that a
        change in control would result in the acceleration of the amounts due under the
        credit facility. Please disclose whether this merger is a change in control under
        the agreement, and if so, clarify whether the company has received a waiver from
        the bank with respect to the violation of this covenant.

10.   Furthermore, revise risk factor 29 to include the fact that the revolving line of
        credit is secured by substantially all of the assets of the company. Revise the
        subheading accordingly.

11.   Please add a separate risk factor discussing the potential of being considered an
        investment company, as mentioned in risk factor 35.

12.   On page 31 in risk factor 36 you disclose that you have not received waivers
        against the trust account from Merrill Corp, the American Stock Exchange,
        Morrow & Co., and Capital Printing Systems. Please disclose the dollar currently
        amounts owed to each of these vendors. In addition, affirmatively state whether
        these balances are indemnified by your officers and directors. In this regard
        reference is made to prior comment five from our June 16, 2006 letter.

13.   We note that the indemnification only appears to cover vendors. Please explain
        the claims this would not cover and discuss any limitations placed upon the
        indemnification.

Proposal 1 – The Merger Proposal, page 39

14.   We reissue prior comment 23 of our letter dated June 16, 2006. Briefly discuss
        the activities conducted by SACI in the search for a target business prior to being
        introduced to Jamba Juice.

15.   We reissue prior comment 24 of our letter dated June 16, 2006. Please clarify
        whether the referenced strategic buyer is associated with the merger or private
        offering in any manner, direct or indirect. This would include whether there is
        any affiliation with SACI. In addition, please indicate whether the company had
        previously had merger or financing discussions with any entity currently involved
        in the private placement or SACI management.

SACI's Reasons for the Merger and Recommendation of the SACI Board, page 44

16.   We have reviewed your response to our prior comment 28 from our June 16, 2006
        letter. Please incorporate the text of your response into the proxy statement as
        this information is both meaningful and informative to investors.

Compensation, page 57

17.   Please disclose the material terms of the employment agreements. For example, the term of the agreements, etc.

18.   On page 57 you disclose that management is eligible for annual cash bonuses "equal to a percentage of the base salary for each fiscal year." A review of the related employment agreements indicates that the initial bonus percentages are currently known; please revise to include the actual percentages or advise why no revision is necessary.

19.   Please expand your discussion of the stock option and restricted stock grants to address the acceleration of vesting that will occur upon a termination or change in control. In addition, please more fully discuss the severance payable in the event that the employee is terminated "for cause" under the employment agreement.

MD&A, page 58

20.   We partially reissue prior comment 37 of our letter dated June 16, 2006. Please provide the basis for the statement that "the addition of new funds from the proposed merger should allow growth to accelerate" or remove. Also, clarify in the last sentence of this paragraph on page 59 that investors should not place undue reliance upon this objective in growth range.

21.   Please clarify the estimated amount of the "new funds from the proposed merger."

22.   We partially reissue prior comment 38 of our letter dated June 16, 2006. Please revise the year-over-year comparisons in accordance with our prior comment.

23.   We partially reissue prior comment 39 of our letter dated June 16, 2006. Disclose the percentage change in comparable store sales in California.

24.   Please provide the basis for the assumption of a "constant mix of products year-over-year" in estimating the effect of price increases. Also, clarify the statement that Jamba Juice "tries to grow revenue primarily through increasing frequency of visits and higher average check size" when over half of the growth in comparable store sales (2.5% of 4% growth) was from pricing increases. Consider adding a risk factor.

25.   We reissue prior comment 41 of our letter dated June 16, 2006. Please disclose the reason(s) for the termination of the agreement and which party terminated the agreement. Explain the reference to expanding the "store within a store" locations with other partners. Have you entered into any material agreements with partners for these stores within a store? Also, please discuss any problems encountered with this type of store.

26.   We partially reissue prior comment 42 of our letter dated June 16, 2006. Please clarify whether the stores that are covered by the management agreements – the Midwest franchisee and the Florida joint venture – were underperforming prior to entering into the agreements. Also, we note the statement that these arrangements were entered into where "stores are run and managed by Jamba Juice Company employees in order to ensure that customers were provided with a consistent brand and user experience across markets." Clarify whether similar management agreements are required for all stores run and managed by Jamba Juice Company employees.

27.   Name the joint venture partner for the JJC Florida LLC. Clarify the current allocation of profits and losses. Also, explain how the recalculated interests will be determined. Explain the 25% premium on additional contributions by Jamba Juice. Explain what will happen if JJC Florida LLC continues to experience losses.

28.   We reissue prior comment 57 of our letter dated June 16, 2006. Please explain the reference to "equity method investees."

29.   We note the statement on page 67 that you plan to repay the line of credit at closing with the proceeds of the private placement financing. Clarify whether you plan to repay the entire outstanding balance and whether you plan to close the line of credit or leave it available for future borrowings.

30.   Please expand the discussion on pages 62 and 70 regarding the $1.4 million of income from gift certificate breakage to provide greater insight into the reason the income was recorded during the forty weeks ended April 4, 2006, and the basis for the amount. For example, discuss the legal matters studied (mentioned on page 70), the specific nature of the federal and state regulations mentioned on page 62, and their impact on your analysis. Discuss how the historical redemption data supports your accounting treatment.

31.   With respect to our previous comment 49, revise page 63 to clarify whether the "terminated Whole Foods Market contract and development agreements with Zuka Juice licensees" expired or terminated in 2005.

32.   We note your revised disclosure on page 64 in response to our prior comment 56. Please expand to discuss uncertainties surrounding realization of the $12.2 million deferred tax asset and material assumptions underlying management's determination that the asset will be realized. If the asset's realization is dependent on material improvements over present levels of pre-tax income, material changes in the present relationship between income reported for financial and tax purposes, or material asset sales or other nonroutine transactions, a description of these assumed future events, quantified to the extent practicable, should be furnished in MD&A. For example, the minimum annualized rate by which

taxable income must increase during the tax NOL carryforward period should be disclosed if realization of the benefit is dependent on taxable income higher than currently reported.

33.   Please revise your discussion of income taxes and net income on page 66 to address the enterprise zone and manufacturers' investment credits in fiscal year 2003 and their resulting impact on income tax benefit of approximately $674,000. Given net income of $651,000 and an income tax benefit of $820,000, these appear material to your results of operations.

Proposal 2 The Financing Proposal, page 74

34.   We reissue prior comment 61 of our letter dated June 16, 2006. Please affirmatively state whether the company independently concluded that the private placement investors met the definition of an accredited investor or qualified institutional buyer within the meaning of the federal securities laws.

35.   Disclose the control person(s) for each entity in the table on page 79.

36.   We were unable to locate your disclosure responsive to prior question 65 from our June 16, 2006 letter. Accordingly, we reissue it. Please include a statement indicating that the company currently has commitments to purchase the entire private placement amount and that the only condition precedent to these purchases is the closing of the merger. Please discuss these conditions in greater detail. In addition, please clarify your response to prior comment 77 of our letter dated April 28, 2006 regarding whether the private placement purchasers currently are irrevocably bound to purchase their shares in the event that the merger is closed. Please advise us where text responsive to this question is located.

Information About Jamba Juice Company, page 88

37.   We note your revisions with respect to our prior comment 18 from our letter dated June 16, 2006. However, you have not deleted system-wide revenues from the second paragraph on page 88 and system wide advertising expenditures on the top of page 96. Please remove these system-wide measures from the document.

38.   In the table on page 88, you report sales from franchise operated stores together with sales from company operated stores under the heading "system-wide sales." As discussed in our prior comment 18, we believe presentations of system-wide sales are prohibited under Item 10(e) of Regulation S-K and may confuse investors. Although you have not provided a total, the presentation of the sales of your franchisees with your GAAP revenue is confusing and there would appear to be no useful purpose for such presentation with respect to management's operation and analysis of the business. As noted in our previous comment, we

would not object to the presentation (in a footnote to the table of selected data) of the revenues of your franchised restaurants, provided the presentation is made in the context of explaining how you derive franchise fees and royalties from your franchisees.

Growth Strategy, page 98

39.   We note that the company has added disclosure responsive to prior comment 73 from our letter dated June 16, 2006. However, the company has not responded with respect to "Shelf-Stable Packaged Goods". Please advise. For ease of reference, the staff reproduces its prior comment: please clarify what you mean by "currently considering" for each of these opportunities including, but not limited to, whether management has budgeted funds to pursue these opportunities or assigned managers to these projects, etc.

Information About SACI, page 104

40.   We note the disclosure that the reason the actual expenses are substantially more than the estimates relates to the private placement financing and "the length of time that has been required to complete the merger." Please explain. The Form S-1, where the estimates were made, contemplated the funds needed for the 18 to 24 month period and the funds necessary to complete a business combination.

41.   Explain the statement that "we expect all costs associated with implementing a plan of dissolution and liquidation as well as payments to any creditors will be funded by the proceeds of this offering not held in the trust account and the interest on amounts held in the trust account (net of taxes) released to us as described elsewhere in this proxy." The private placement will only be completed if the business combination is approved. Also, the Form S-1 does not indicate that any interest earned on the trust would be released to the company.

42.   Please clarify how you intend to pay these expenses. It does not appear that the company has funds available from funds held outside the trust.

43.   Please explain why you will only seek approval of dissolution in connection with a proxy filed within 90 days of the 24 months and will not do so within 90 days of 18 months. The 18 months may only be extended for the specific letter of intend entered into at that point. So it would appear if the business combination in the proxy filed within 90 days of the 18 months is not consummated, then the dissolution process would be required.

North Point Fairness Opinion, page 110

44.   We reissue prior comment 77 of our letter dated June 16, 2006. Provide
        disclosure in this section of the revenues and net income (losses) for the selected
        companies used as comparables and the comparable transactions. Also include
        Jamba Juice's revenues and net income for comparison. Explain the basis for the
        selection of companies that do not have retail stores, such as Coca-Cola, General
        Mills, etc. It is unclear how these stores are considered comparable stores.

45.   Provide the basis for all estimates and assumptions used in the fairness opinion.
        For example, explain in this section how North Point determined to use the
        multiples ranging from 12x EBITDA to 14x EBITDA.

Unaudited Pro Forma Condensed Financial Statements, page 116

46.   With respect to prior comment 79 from our June 16, 2006 letter, you state the
        preferred stock of Jamba Juice will be purchased by the company on an "as
        converted" basis. Please expand the discussion of the plan of merger beginning
        on page 116 and the description of pro forma adjustment (i) to clearly describe, in
        plain English, the terms of the purchase of Jamba Juice's common and preferred
        stock.

47.   With regard to the reconciliation on page 117, terms such as "purchase
        consideration" and "purchase price" are generally used interchangeably to
        describe the purchase price determined in accordance with GAAP. Please expand
        the sentence preceding the reconciliation to clarify that you are reconciling the
        purchase price used for accounting purposes to the total merger consideration
        documented in the merger agreement and discussed throughout the filing.

48.   Please revise note 3 on page 117 and disclosure elsewhere in this section to
        clarify, if true, that this is a fixed amount of $16 million that is deducted from the
        amount of $265 million to arrive at total merger consideration of $249 million.

49.   Please revise to present goodwill and intangible assets as separate line items on
        the pro forma balance sheets. This will clarify the allocation for the investor and
        will be consistent with guidance in paragraphs 42 and 43 of SFAS 142. Also,
        please revise the footnotes to reconcile the amount of the adjustment to the
        purchase price allocation on page 127.

50.   Please explain your use of columns in the pro forma presentation and the
        accompanying captions. For example, it is not clear why the cash payment to
        shareholders is described as a "closing transaction," while the related purchase
        accounting is described as occurring "before close." Please include disclosure
        preceding the pro forma financial statements describing, in plain English, the
        presentation and the nature of the columns and captions. The caption, "Jamba

Juice before close," does not appear appropriate and should be revised. Also, the caption, "pro forma adjustments" on page 121 should be revised, since the column does not include pro forma adjustments for the purchase.

51.   Please expand the footnote to pro forma adjustment (n) to explain the nature of the common stock subject to redemption. Since this adjustment has been included in the column captioned "private placement" and the disclosure included in the footnote is minimal, it is not immediately clear what this entry is referring to.

52.   Please revise footnotes (q) and (s), as well as notes to other related pro forma adjustments to reconcile these adjustments to the $244,840,000 payment to common and preferred shareholders disclosed on page 117.

53.   Refer to our prior comment 81 from the June 16, 2006 letter. Please reconcile the purchase price allocation on page 127 to amounts presented on the pro forma financial statements. Disclose the fair value adjustments made to the assets and liabilities acquired and how they were determined. Also, disclose the uncertainties regarding the effects of amortization periods assigned to the assets.

54.   On the March 31, 2006, pro forma balance sheet on page 120, you have reported $16,220 of "other long-term assets" on the line titled "shares in subsidiary". Please revise to properly classify the $16,220 as other long-term assets. Also, the total shareholders' equity/deficit under the column titled "Private placement" does not foot. Please revise accordingly.

Beneficial Ownership of Securities, page 140

55.   We note that the exchange rate for the warrants will not be determined until the closing date of the merger. Consider adding to the footnotes the number of options that would be exchanged for the warrants as of a recent market period.

Financial Statements

Note 1 – Business and summary of significant accounting policies, page F-25

Revenue Recognition, page F-27

56.   Revenue recognition for development fees appears to be dependent on an estimate of the number of stores expected to be opened in a specified territory. Please expand your disclosure to describe the accounting treatment when these estimates are revised. Consider whether this represents a critical accounting estimate and revise MD&A to provide appropriate disclosure, which may include discussion of how management arrived at the estimates, whether they are reasonably likely to change in the future, and the potential impact of such changes. Refer to Part V of SEC Release 33-8350.

57.   You state the duties and services related to the earning of initial franchise frees are "typically" complete when the store is open and thus revenue is recognized at store opening. Revise to disclose when you recognize revenue in the situation where you have not yet satisfied all of your agreed upon responsibilities at the time the store opens.

Note 2 – Area Development Affiliations, page F-30

58.   We note your response to prior comment 90 from our June 16, 2006 letter. In addition to the entries disclosed in your footnote and discussed in your response (the debit of $260,000 to deferred revenue, the credit to notes payable of $1,000,000, and the credit to accounts receivable of $250,000), please tell us the other entries made in connection with your purchase of the Illinois market for $1,250,000. Also, explain why you debited deferred revenue for the amount of $260,000. Clarify whether a debit to revenue was recorded to the extent of previously recognized revenue, in accordance with paragraph 18 of SFAS 45. Provide us with an analysis of your accounting treatment for this transaction, considering the revenue previously recognized from transactions with the Midwest Developer and the guidance in paragraph 18 of SFAS 45. Also, tell us specifically what was received in exchange for the $1,250,000 in consideration. Explain how you determined the purchase price of $1,250,000 was fair and the reasons for the increase from the sale of these rights in 1999. Tell us what line items were credited when the note payable was written off ($750,000 and $250,000 in 2005 and 2004, respectively).

59.   We re-issue part of our previous comment 91 as follows. We note you recorded total revenue of $2.8 million on a cash basis for providing employees to operate the Midwest Developer's stores. Tell us whether the Midwest Developer owed you any amounts for outstanding fees, expenses or other items during this period. If so, please explain how you determined the cash payments should be recognized as revenue, rather than applied to outstanding balances owed from the developer.

60.   With respect to our prior comment 93 from our letter of June 16, 2006, we note your added disclosure in the second paragraph of this footnote on the revenues recognized related to the Midwest Developer. Please continue your revisions to disclose the revenue and related costs deferred (both currently and on a cumulative basis) in accordance with paragraph 21 of SFAS 45.

61.   From the table provided in your response to our prior comment 89, it appears there was a reserve for bad debt for nearly the entire $691,000 owed from the Midwest Developer as of June 25, 2002. It appears this reserve was eliminated in 2003, while the amounts owed increased to $898,000 as of June 24, 2003. Please explain why the reserve was eliminated and what the offsetting entry was. Clarify whether revenue was recognized, expense was reduced, or another balance sheet account was adjusted as a result of the elimination of the reserve. Also, please

provide us with a discussion of the significant facts you considered in determining any unreserved receivables were collectible as of June 29, 2004, and June 24, 2003.

62.   According to your supplemental response to prior comment 89 in our letter of June 16, 2006, $465,000 in revenue was recorded "to extent of offset rights between role payable and note receivable." Please explain this transaction and your basis in the accounting literature for recording the revenue.

63.   We note your response to prior comment 92 from our letter of June 16, 2006. Tell us the balance of the note receivable from JJC Florida as of April 4, 2006. Tell us the date the note was fully reserved.

Note 12 – Stock Options, page F-39

64.   Refer to prior comment 95 from our letter of June 16, 2006. Please tell us how many employees received accelerated vesting of their stock options. Tell us the total number of options, the remeasured intrinsic value and the amount of intrinsic value in excess of the amount measured at the original measurement date. Explain your analysis of paragraph 36 of FIN 44 and Illustration 3(a). Tell us why you have not recognized compensation cost at the modification date for the estimated number of awards that, absent the modification, would have expired unexercisable, based on historical employee turnover rates or other information.

Financial Statements, page F-48

65.   Please tell us why you have not provided audited statements of operations, cash flows and changes in member's equity of JJC Florida, LLC as of December 31, 2003. Provide us with schedules supporting applicable tests of significance and supporting all calculations. Refer to Rule 3-09 of Regulation S-X.

66.   Revise the balance sheets to break out members' contributions and accumulated deficit from total members' equity, in accordance with Article 5-02.31 of Regulation S-X.

Annex E – Fairness Opinion

67.   We reissue prior comment 97 of our letter dated June 16, 2006. The company attaches, as Annex E, a letter from North Point Advisors LLC ("North Point") which is labeled "Personal and Confidential". The letter further states that the opinion "is intended solely for the benefit and use of, the Board … in connection with its consideration of the Merger … [and] … nor shall any public references to us be made by the Parent or by any person in any manner without our prior written approval." Because it is inconsistent with the disclosures relating to the

opinion, the limitation should be deleted. Alternatively, disclose the basis for
North Point's belief that shareholders cannot rely upon the opinion to support any
claims against North Point arising under applicable state law (e.g., the inclusion
of an express disclaimer in North Point's engagement letter with SACI). Describe
any applicable state-law authority regarding the availability of such a potential
defense. In the absence of applicable state-law authority, disclose that the
availability of such a defense will be resolved by a court of competent
jurisdiction. Also disclose that resolution of the question of the availability of
such a defense will have no effect on the rights and responsibilities of the board of
directors under applicable state law. Further disclose that the availability of such
a state-law defense to North Point would have no effect on the rights and
responsibilities of either North Point or the board of directors under the federal
securities laws.

Form 10K, filed March 29, 2006

68.   We reissue prior comment 100 from our June 16, 2006 letter. In your Form 10K
        filing, filed on March 29, 2006, we note your disclosure that you currently do not
        maintain an effective system of internal controls as defined by Section 404 of the
        Sarbanes-Oxley Act of 2002. You also indicate that the company will be required
        to comply with the Act for the fiscal year ending December 31, 2006. Please
        clarify this disclosure. For example, are there any particular concerns that
        management has found in its internal controls?

Financial Statements, page F-2

Warrants

69.   In response to prior comment 101 from our letter of June 16, 2006, you state the
        actions necessary to deliver registered shares are completely in control of the
        company, since the shares have already been registered and it is not feasible that
        the company would be unable to deliver registered shares. However, as noted in
        our prior comment, it appears you will be required to file timely updates to the
        registration statement and to deliver a current prospectus at the time such warrants
        are exercised. In accordance with paragraphs 14–17 of Issue 00-19, if a contract's
        terms permit the company to net-share or physically settle the contract only by
        delivering registered shares, the company must assume that it will be required to
        net-cash settle the contract because the company cannot control the actions
        necessary to deliver registered shares. Paragraph 18 of EITF 00-19 states, "If a
        derivative involves the delivery of shares at settlement that are registered as of
        inception of the transaction and there are no further timely filing or registration
        requirements, the requirement that share delivery be within the control of the
        company is met." Please tell us how you have considered this guidance in EITF
        00-19 in your accounting treatment for your warrants. Tell us whether you intend
        to restate your financial statements to classify the warrants as liabilities and to

subsequently adjust the warrants to fair value for all periods from the initial public offering date through March 31, 2006. If not, please explain, in as much detail as necessary, why you believe that equity classification is appropriate. Revise to provide disclosure in MD&A describing your accounting for the warrants, including the potential impact for volatility in your income statement given the requirement to mark the warrants to fair value each period.

70. Please tell us how you have considered the guidance in EITF 00-19, in your accounting for the underwriter purchase option and your determination of whether the instrument meets the scope exception in paragraph 11(a) of SFAS 133. Tell us whether you intend to restate your financial statements to classify the purchase option as a liability and to subsequently adjust the option to fair value for all periods from the offering date through March 31, 2006.

Item 9A – Controls and Procedures, page 25

71. We reiterate our request for you to revise the Form 10-KSB as of December 31, 2005, in accordance with our previous comment 102 from our letter of June 16, 2006.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Babette Cooper at (202) 551-3396 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

Cc: Kenneth Koch and Todd Mason
        Fax # (212) 983-3115